June 10, 2005



via U.S. Mail
Jeff D. Morris
Chief Executive Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251


Re:	Alon USA Energy, Inc.
		Registration Statement on Form S-1
      Filed May 11, 2005
      File No. 333-124797
      Amendment No. 1 to Registration Statement on
      Form S-1
      File No. 333-124797
      Filed June 2, 2005

Dear Mr. Morris:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
This will eliminate the need for us to repeat similar comments.

2. Please be advised that we are in the process of reviewing the confidential treatment request submitted on June 2, 2005. The processing of the confidential treatment request will be a precondition to the effectiveness of the registration statement. Counsel identified in the confidential treatment request will receive any communications from the staff under a separate cover letter during the course of our review.

3. We note that you omit information required by Regulation S-K, not all of which is related to information that may be omitted as specified by Rule 430A of Regulation C. For example, information is missing on the cover page, pages 5, 21, 22, 88, 91, 92 and 97. Please revise to fill in such missing information throughout the document.

4. Please provide us with a list of the board of directors and executive officers of Alon Israel Oil Company, Ltd.

5. Provide updated disclosure in each amendment. For example, include any new information regarding the proposed listing by the New
York Stock Exchange and the proposed stock split.

Cover Page

6. Please provide disclosure regarding the amount of shares being offered and the estimated price range of the shares as required by
Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

7. Please revise the disclosure to place less emphasis on the
background and activities of your parent company.   For example,
remove the references to your parent company`s ownership of exclusive franchise rights for the Pizza Hut and KFC brands in Israel as it does not appear to be relevant to an understanding of your company`s business or general background. Also, on page 3, under the heading
"Competitive Strengths-Experienced Leadership", you make reference to your parent company`s level of growth and its "proven track record."
Please revise so that you explain how the experience and track record of your parent company is a competitive strength to your company or remove such disclosure.

8. In describing the acquisition of assets from Atofina
Petrochemicals, Inc., here and in the business section, please revise the disclosure to define the "mid-stream assets" and "downstream assets" acquired.

9. Given the complexity of the organizational structure of the company and affiliated companies and in light of the fact that the company is organized as a holding company, please include disclosure in this section and in more detail in the business section that delineates the background and operations of any subsidiary that is material to an understanding of your business taken as a whole. For example, explain the background and importance of Alon Assets Inc.,
Alon USA Operating Inc., Alon USA Capital Inc. and Southwest Convenience Stores, LLC.

10. Rather than stating that your refinery has a Nelson complexity rating of 10.2, provide an explanation of the relevance and significance of the score. Further, when was such rating achieved and how often are refineries rated? Please revise your disclosure accordingly.

11. Provide us with objective support for statements you make throughout your disclosure. For example, you state:

* "Our parent company is the largest services and trade company in Israel;"
* "Our Big spring refinery has a Nelson complexity rating of 10.2;"
* "Our Big Spring refinery ranks in the second quartile of all refineries in the United States in terms of net cash margin per barrel;" and,
* "For the year ended December 31, 2004, our retail margins were approximately...5% above the national average."

12. Please advise us of the reason for the anticipated stock-split.
We may have further comments.

13. Where you disclose EBITDA, please refer the reader to your non-
GAAP reconciliation of EBITDA under footnote (c) on page 7.

Risk Factors, page 11

Risks Relating to our Business and Our Industry, page 11

14. As noted on page 49, please provide a risk factor that delineates the risk the company faces with respect to its access to its credit facilities in the event of specified events of default. For example, specify the risk should Mr. Wiessman cease to be chairman and Mr. Morris cease to be involved in the management and operations of the company and an acceptable successor is not appointed within 180 days.

15. Please disclose, if material, the risks associated with the regulation of pipelines owned by the company by regulatory agencies, such as the Federal Energy Regulatory Commission and the Department of Transportation. In this regard, we note disclosure on page 69 that indicates the impact and risks associated with new regulations promulgated by the state of Texas and the Department of Transportation.

"The prices of crude oil, feedstocks and refined products...,"
page
11

16. Please tailor the discussion in this risk factor to include a specific discussion of the risk associated with the fact that you hold substantial quantities of crude oil and refined product inventories. As disclosed on page 32, provide a specific example of how you were negatively impacted due to changes in the value of inventories held.

"We may incur significant costs and liabilities with respect to environmental lawsuits...," page 13

17. Please specify the dollar amount expended or estimated to be spent in connection with environmental lawsuits, proceedings and the investigation and remediation of existing and future environmental conditions.

"Our insurance policies do not cover all losses...," page 14

18. Provide us with a schedule that shows the insurance coverage you currently have. Also, please file your insurance policies as exhibits to the registration statement. We may have further comments.

"A substantial portion of our refining workforce is unionized...," page 15

19. Advise us of any recent labor disputes involving the company and its unionized employees. Moreover, describe to us whether you anticipate any significant difficulties in the renegotiation of the collective bargaining agreement that is set to expire in March 2006.
We may have further comments.




Use of Proceeds, page 21

20. We note you intend to pay an aggregate dividend to your stockholders of record immediately prior to this offering. Since this planned distribution to owners is not reflected in the latest balance sheet, please present a pro forma balance reflecting the distribution accrual (but not giving effect to the offering proceeds) along side the historical balance sheet in the filing, as contemplated by SAB Topic 1B.3. In addition, since this distribution is to be paid out of proceeds of the offering rather than from the current year`s earnings, present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year`s earnings) in addition to historical earnings per share.

Dividend Policy, page 21

21. You indicate your intention to pay dividends immediately prior to the offering. However, you also reference the limitations imposed by your senior credit facility with respect to your ability to pay dividends. Please revise your disclosure and elaborate so that you clarify under what circumstances a dividend payment will occur.

Capitalization, page 22

22. Please remove the Cash and cash equivalents line item in your capitalization table.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

23. Throughout this section, you utilize a significant amount of technical terms or jargon. Although terms such as "crack spread", `sweet/sour spread" are defined in the appendix, the disclosure would be improved if you minimized the usage of such terms. Instead, define the terms in a concise and simple manner to facilitate a reader`s understanding of your disclosure. Please revise your disclosure accordingly.

History, page 30

24. It appears that certain of your directors and officers have indirect interests in, or are affiliated with, the minority investors with which you completed the minority interest acquisition transaction. Please clarify the disclosure here and in the section entitled "Certain Relationships and Related Transactions," so that you elaborate and clarify, as applicable, the dollar amount received by each director or officer or any company affiliated with such director or officer as a consequence of the minority acquisition
interest transaction.   We may have further comments.

Market Trends, page 32

25. You state that a "[h]igh demand for refined products and a strengthening economy resulted in increased crack spreads in 2004 compared to 2003." As noted in a prior comment, avoid the usage of technical jargon and restate so that you provide meaningful insight into market trends affecting your company.

26. Please provide information regarding the business done by your subsidiaries as required by Item 101(c) of Regulation S-K. As noted in our prior comment, the disclosure provided should reference information that is material to an understanding of your business taken as a whole.

27. Please confirm whether or not your refining and marketing segment is dependent upon any one customer or a few customers, the loss of which would be material to your operations. See Item 101(c)(vii).

Results of Operations

28. Disclose the effect that changes in prices as opposed to changes in volume have had on your revenues from one period to the next.
Please provide this information by segment.  Refer to Item
303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 46

Revolving Credit Facility, page 49

29. A significant amount of your operations is funded through your reliance on debt. Revise the disclosure in this section so that you provide an accurate summary of all the material covenants of your debt agreements. For example, rather than stating that your debt agreements contain provisions that you believe are "customary for financings of this kind," delineate the material terms of each debt agreement to facilitate an investor`s understanding of the terms with which you must comply.

30. Please ensure that you provide an accurate and complete summary of the material terms of the agreements filed as exhibits. In this regard, we note the summary of terms of the Revolving Credit Facility provided on page 49 is inconsistent with the terms in the agreement itself with respect to the percentage of ownership Alon Israel must retain in order for there not to be deemed a change in control. We refer you to the definition of "Change of Control" in exhibit 10.19.
Please advise or revise your description accordingly.

Business, page 57

Branded Transportation Fuel Marketing, page 61

31. Please explain to us the basis of your belief that "transitioning to [y]our own brand would [not] materially affect [y]our business or operations." We may have further comments.

32. Please correct the inconsistency in the disclosure on pages 65 and 69 relating to the amount of damages HEP must first incur before you would be required under the environmental indemnity, to indemnify
HEP. Further, please provide us with a copy of the executed version of the agreement referenced in section 2.2 (e) of the Contribution Agreement.

Management, page 72

33. Please inform us of whether any of your directors and officers are non-US residents. We may have further comments.

Executive Compensation, page 76

34. The employment agreements filed as exhibits to the registration statement contain different base salary amounts than the salary disclosed in the prospectus for Messrs. Morris, Concienne, Dean and
Hart. Please explain this discrepancy and revise the disclosure in the compensation table and elsewhere in the prospectus, accordingly.

Compensation Committee Interlocks and Insider Participation, page
80

35. You state on page 80 that Mr. Wiessman`s compensation is "determined by Alon Israel." Given that Mr. Wiessman is also the Chief Executive Officer, President and director of Alon Israel, please explain to us in detail, the procedures in place regarding how
Alon Israel makes decisions regarding the compensation awarded to Mr.
Wiessman.

Principal Stockholders, page 81

36. Provide the information required by Item 403 of Regulation S-
K.


Certain Relationships and Related Party Transactions, page 84

37. There is a significant amount of disclosure in the document regarding various direct and indirect relationships between the company and its directors, officers and their affiliates. This information, however, is not presented in a manner that facilitates an investor`s complete understanding of the extent of the related party transactions and relationships. For example, rather than include material disclosure regarding Mr. Wiessman`s compensation arrangements and intended compensation arrangements in a footnote reference to the table on page 82, move such disclosure to the main text of the disclosure. Specify what the "maintenance and utility costs" of $17,524 were, delineate the new compensation arrangements that, subject to board approval, will be provided to Mr. Wiessman, and indicate what the terms of the termination of such compensation arrangements prior to December 31, 2009, would be. Further, indicate the related party transactions that involve Mr. Wiessman due to his ownership in or control of affiliated companies, including the parent company in the main text of the disclosure.

38. Please specify in your disclosure, the amount Mr. Wiessman will be reimbursed for "maintenance and utility costs" under the terms of the anticipated agreement. Has the company paid any such costs to Mr. Wiessman to date? If so, please disclose all such amounts paid to date. Finally, include a complete description of all items that comprise such costs. We may have further comments.

39. Please clarify the nature of the relationships between entities doing businesses with the company that are partially, wholly, directly or indirectly owned by the directors and officers of the company. In this regard, we note disclosure on page 86 regarding Mr.
Morris` transactions, through SCS Beverage Inc., with the company. Please advise us of the relationship between Southwest Convenience Stores LLC, SCS Beverage LLC , and Mr. Morris. Also, we note the consulting arrangements between the company and Rosebud Medical Ltd., and Africa Israel Investments Ltd. both of which are partially owned by directors or officers in the company. Also, as noted in a prior comment, clarify the benefits received indirectly by your directors and officers due to their affiliations with companies from which you purchased the 40% minority interest in Alon USA Capital, Inc. Significantly revise your disclosure in this section so that the nature of such related party transactions is clarified. We may have further comments.

SCS Beverage, page 86

40. Were the terms of the SCS Beverage, Inc. agreement between Mr. Morris and the company terms that would have been obtained between the company and an unaffiliated third party? If not, please disclose how material terms differed due to the relationship of Mr. Morris and the company.

41. Consistent with the requirements of Item 601 of Regulation S-
K,
please file the SCS Beverage Inc. agreement as an exhibit to the registration statement. We may have further comments.

Underwriting, page 97

42. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

43. You indicate that you intend to conduct a "directed share offering." Please indicate the number of shares and percentage of shares being reserved for issuance pursuant to the directed share program. Further, provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Please inform us of when you first sent materials or intend to send materials to these potential purchasers. Inform us of whether the sale will be handled by you directly or by the underwriting syndicate. Explain to us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134.  We may have further comments.

44. If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.

45. Disclose whether your underwriters have any present intent to release the lock-ups early. If so, please disclose the factors to be considered in making such determination.

Financial Statements

Consolidated Statements of Operations, page F-4

46. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross margin. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross margin excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross margin and be reflected in that metric. Please modify your presentation accordingly.

47. We note your use of the line item "Net income per share" in your
Consolidated Statements of Earnings and your use of "Earnings per share, basic and diluted" in the other financial data located within the registration statement. Please tell us the difference between these two line items.

Note (3) Description and Nature of Business, page F-7

(b) Revenue Recognition, page F-8

48. We note that you engage in certain buy/sell refined product arrangements, presented on a gross basis in your Consolidated Statements of Operations and that you believe these arrangements are
"not significant." Please revise your disclosure to address the Sample Letter Sent to Participants in the Oil and Gas Industry by Carol A. Stacey, Chief Accountant, Division of Corporation Finance, dated February 11, 2005
(http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm).
This letter asks registrants to separately identify on the face of the statements of operations the proceeds and costs associated with buy/sell and comparable arrangements reported on a gross basis for all periods presented, either as separate line items, or within parenthetical notations next to the captions that include these amounts. If the amounts are not material enough for disclosure on the face of the statements of operations, the letter asked registrants to disclose the amounts in a footnote.

(14) Stockholders` Equity, page F-25

(b) Stock-Based Compensation

49. Please provide us the following information in tabular form for stock option grants and other equity-related transactions in August
2000 and continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

* The type of equity related instrument;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issue;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock;
* The total amount of compensation deferred, beneficial conversion feature and expense recognized, reconciled to your financial statement disclosures;
* The magnitude and timing of the amortization expense; and
* Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Tell us how you determined the value of each grant. Provide any reports that you prepared in conjunction with your valuations, and any additional information necessary to understand your methodology and the underlying assumptions.

50. Please support your statement that "Had compensation expense been determined as prescribed by SFAS No. 123 using the minimum value method, the Company`s net income would not have been significantly impacted for any of the three periods ended December 31, 2004."

Note (2) Sale of Pipelines and Terminals, page F-33

51. Please tell us the accounting literature you relied upon to treat the transaction with HEP as a partial sale for accounting purposes.

Schedule I - Condensed Financial Information, page II-4

52. Please tell us how you have complied with Article 12-04(a) of Regulation S-X, which requires descriptions of significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks, and guarantees to be provided, along with a five-year schedule of maturities of debt.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Barry Stem, Senior Assistant Chief Accountant at (202) 551-
3763 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Mark Betzen, Esq.
	Jones Day
	(214) 969-5100 (fax)

      T. Richter
      B. Stem
      J. Goeken
      M.Duru





??

??

??

??

Mr. Morris
Alon USA Energy, Inc.
June 10, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05